SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)

                          NATIONAL R.V. HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock par value $0.01
                         (Title of Class of Securities)

                                    637277104
                                 (CUSIP Number)

                             Stephen M. Davis, Esq.
                                Heller Ehrman LLP
            7 Times Square, New York, New York 10036, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 30, 2006
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
----------------------------                   ----------------------------
CUSIP No. 637277104
----------------------------                   -------------------------
=================================================================
1. NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary N. Siegler
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)      [ ]                                       (b)      [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     Not applicable.
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(d) or 2(E)          [   ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7.   SOLE VOTING POWER
         517,013 (Includes 420,000 options)
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER
     450,845
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
     517,013 (Includes 420,000 shares underlying options)
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
     450,845
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     967,858 (Includes 420,000 shares underlying options))
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [    ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN

1. NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter M. Collery
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]                                            (b)      [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
           Not Applicable
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(E)  [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7.       SOLE VOTING POWER
          132,167 (includes 90,000 shares underlying options)
--------------------------------------------------------------------------------
8.       SHARED VOTING POWER
          160,945
--------------------------------------------------------------------------------
9.       SOLE DISPOSITIVE POWER
           132,167 (includes 90,000 shares underlying options)
--------------------------------------------------------------------------------
10.      SHARED DISPOSITIVE POWER
            160,945
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          293,112 (includes 90,000 shares underlying options)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN

1.      NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON
                  Siegler, Collery & Co.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)      [  ]                              (b)      [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
          Not Applicable
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)          [   ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7.      SOLE VOTING POWER
          0
--------------------------------------------------------------------------------
8.      SHARED VOTING POWER
         136,464
--------------------------------------------------------------------------------
9.      SOLE DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
10.      SHARED DISPOSITIVE POWER
           136,464
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          136,464
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
           CO

                                SCHEDULE 13D
----------------------------                   ----------------------------
CUSIP No. 637277104
----------------------------                   -------------------------

=================================================================
1. NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Multistream (QP) LP
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [  ]                                          (b)      [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(E)          [   ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7.   SOLE VOTING POWER
       0
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER
       249,900
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
      0
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
       249,900
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     249,900
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [    ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
         PN

1.      NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON
         Arena Capital Corp.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)      [ ]                                            (b)      [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
          Not applicable
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)          [   ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7.      SOLE VOTING POWER
         0
--------------------------------------------------------------------------------
8.      SHARED VOTING POWER
         24,481
--------------------------------------------------------------------------------
9.      SOLE DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
10.      SHARED DISPOSITIVE POWER
         24,481
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO

                               SCHEDULE 13D
----------------------------                   ----------------------------
CUSIP No. 637277104
----------------------------                   -------------------------
=================================================================
1. NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Siegler & Co. Inc.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)      [ ]                                      (b)      [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
       Not Applicable
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(E)          [   ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7.   SOLE VOTING POWER
         0
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER
      15,000
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER
       0
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
        15,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       15,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1 %
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
         CO

                                                           AMENDMENT NO. 19
                                                                TO THE
                                                             SCHEDULE 13D


This statement constitutes Amendment No. 19 to the Schedule 13D relating to the Common Stock, par value $0.01 per share ("Common Stock"), of National R.V. Holdings, Inc. (the "Issuer") filed by Gary N. Siegler ("Siegler"), Peter M. Collery ("Collery"), Siegler, Collery & Co. ("SCC"), The Gary N. Siegler Foundation, ("Foundation"), Multistream (QP) LP ("Multistream"), Arena Capital Corp ("Arena Capital") and Siegler & Co. Inc. ("Siegler & Co.") (collectively, the "Reporting Persons") to disclose recent purchases of Issuer's common stock.

Item 2.  Identity and Background

     Multistream is a Delaware limited partnership with a place of business at 630 5th Avenue, Suite 1465, New York, NY 10022. Multistream's general partner is Multistream Capital LLC, a Delaware limited liability company. Siegler and a trust controlled by Siegler are the sole members of Multistream Capital LLC.

     Siegler & Co. is a Delaware corporation with a place of business at 630 5th Avenue, Suite 1465, New York, NY 10022. Siegler is the sole officer, director and shareholder of Siegler & Co.

     Neither Multistream nor Siegler & Co., nor any individuals associated with either entity, during the last five years have been convicted in a criminal proceeding.

     Neither Multistream nor Siegler & Co., during the last five years have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violation with respect to such laws.

Item 3.  Source and Amount of Funds.

     Multistream acquired an aggregate of 150,000 shares of the Issuer's Common Stock with working capital. The Reporting Persons have no intention to effect any of the transactions specified in Item 4 of the instructions to Schedule 13D.

Item 4.  Purpose of Transaction.

     Multistream acquired shares of the Issuer's Common Stock for investment purposes only.

Item 5.  Interest in Securities of the Issuer

     (a) As of the close of business on March 31, 2006, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to beneficially own in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon 10,339,484 shares of Common Stock that were reported to be outstanding by the Issuer on March 12, 2006 in its Form 10-K for the year ended December 31, 2005).

                                     Shares of
     Name                           Common Stock              Percentage
---------------------------------------------------------------------

Gary N. Siegler (1)                     967,858                 9.0%
-------------------------------------------------------------------
Peter M. Collery (2)                    293,112                 2.8%
-------------------------------------------------------------------
Siegler, Collery & Co.                  136,464                 1.3%
--------------------------------------------------------------------
The Gary N. Siegler Foundation          25,000                  0.2%
-------------------------------------------------------------------
Multistream (QP) LP                     249,900                 2.4%
-------------------------------------------------------------------
Arena Capital Corp.                     24,481                  0.2%
-------------------------------------------------------------------
Siegler & Co. Inc.                      15,000                  0.1%
========================================================================

     _______________________

(1) Includes 420,000 shares underlying options and shares held by each of SCC, Foundation, Multistream, Arena Capital and Siegler & Co.

(2) Includes 90,000 shares underlying options.








     Siegler and Collery, by virtue of their status as controlling stockholders, directors and executive officers of Arena Capital, may be deemed to share with Arena Capital the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which Capital to is the direct beneficial owner.

     Siegler and Collery, by virtue of their status as controlling stockholders, directors and executive officers of SCC may be deemed to share with SCC the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which SCC is the direct beneficial owner.

     Siegler, by virtue of his status as the sole director and officer of Foundation, may be deemed to share with Foundation the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock of which Foundation is the direct beneficial owner.

     Siegler, by virtue of his controlling interest in Multistream Capital LLC, the general partner of Multistream, may be deemed to share with Multistream the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock of which Multistream is the direct owner, is deemed the beneficial owner of the shares held in the Multistream.

     Siegler has the sole power to vote or direct the vote and to dispose or to direct the disposition of 517,013 shares (including 420,000 shares underlying options) of Common Stock of which he is the direct beneficial owner.

     Collery has the sole power to vote or direct the vote and to dispose or to direct the disposition of 132,167 shares (including 90,000 shares underlying options) of Common Stock of which he is the direct beneficial owner.

     Siegler, by virtue of his status as the sole officer, director and shareholder of Siegler & Co., maybe deemed to have the power to vote or direct the disposition of the shares of Common Stock which Siegler & Co. is the direct owner.

     The following table sets forth the purchases effected by Multistream during the past 60 days.

     Trade                Price Per
      Date                Share  ($)                      Number of Shares
--------------------------------------------------------------------------------
3/30/06                    6.35                               125,000
--------------------------------------------------------------------------------
3/31/06                    6.35                                25,000
--------------------------------------------------------------------------------

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2006

SIEGLER, COLLERY & CO.

By:   /s/ GARY N. SIEGLER
Name:  Gary N. Siegler
Title:  President

THE GARY N. SIEGLER
FOUNDATION

By:   /s/ GARY N. SIEGLER
Name: Gary N. Siegler
Title:  President

MULTISTREAM (QP), LP

By:  Multistream Capital LLC
         By:  /s/ GARY N. SIEGLER
         Name:  Gary Siegler
         Title:  Member


ARENA CAPITAL CORP.

By:  /s/ GARY N. SIEGLER
Name:  Gary N. Siegler
Title: President

/s/ GARY N. SIEGLER
Gary N. Siegler

/s/ PETER M. COLLER
Peter M. Collery

SIEGLER & CO.

By:   /s/ GARY N. SIEGLER
Name:  Gary N. Siegler
Title:  President